Exhibit 99.1

BELLUS Health Inc.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@bellushealth.com
BELLUS HEALTH REPORTS RESULTS
FOR THE FOURTH QUARTER OF 2008
LAVAL, QUEBEC, February 26, 2009 — BELLUS Health Inc. (TSX: BLU) reported today its results for the fourth quarter ended December 31, 2008, and commented on the status of its efforts to secure additional financing.
Financial Results
For the fourth quarter, the Company reports a net loss of $11,520,000 ($0.23 per share), compared to $16,097,000 ($0.33 per share) for the corresponding period in the previous year. For the year ended December 31, 2008, the net loss amounted to $48,223,000 ($0.97 per share), compared to $81,486,000 ($1.85 per share) for the same period last year. The net loss for the year ended December 31, 2007 included a non-cash accretion expense under Canadian GAAP of $10,430,000 relating to the $40 million 5% senior subordinated convertible notes issued in May 2007.
As at December 31, 2008, the Company had available cash, cash equivalents and marketable securities of $10,595,000, compared to $58,672,000 at December 31, 2007.
Liquidity and economic environment
During the past year, capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies, including biotechnology companies, to access markets for financing. In light of these conditions and given the Company’s current cash position and the requirement to secure additional capital by the end of the first quarter of fiscal 2009 in order to continue its operations, BELLUS Health is continuing to actively pursue additional financing.
In this regard, BELLUS Health has received letters from each of FMRC Family Trust, a trust of which Dr. Francesco Bellini is a beneficiary, and Victoria Square Ventures Inc., a subsidiary of Power Corporation of Canada, pursuant to which each has committed to subscribe for securities of BELLUS Health in an amount of up to $10 million ($20 million in the aggregate) or such lesser amount as is necessary to allow BELLUS Health to operate in accordance with its 2009 budget. The commitments expire on March 23,

2009 and replace the commitments of Picchio Pharma Inc. announced by BELLUS Health on October 21, 2008.
The nature, terms, pricing and security to be granted (if applicable) in respect of such securities will be determined through negotiation between BELLUS Health and each of FMRC Family Trust and Victoria Square Ventures Inc., and will be based on transactions of a similar nature. FMRC Family Trust and Victoria Square Ventures Inc. are, directly and indirectly, shareholders of BELLUS Health.
The commitments of FMRC Family Trust and Victoria Square Ventures Inc. are subject to a number of conditions precedent in their favour, including: a revised business plan currently being finalized by BELLUS Health, which would include, among other things, a significant reduction of expenses in a manner acceptable to each of FMRC Family Trust and Victoria Square Ventures Inc.; the delivery by BELLUS Health to FMRC Family Trust and Victoria Square Ventures Inc. of a budget for the fiscal year ending December 31, 2009, acceptable to each; BELLUS Health having exhausted all other reasonable financing opportunities; successful negotiations with BELLUS Health’s other stakeholders regarding the amendment of the terms of any outstanding agreements or instruments necessary to ensure that the revised business plan can be successfully implemented; the execution of definitive agreements; and the obtaining of all required approvals, including the approval of the board of directors of Victoria Square Ventures Inc. and the trustees of FMRC Family Trust of the terms and conditions set forth in definitive agreements.
BELLUS Health is also in discussions and due diligence with several other potential investors and pharmaceutical companies regarding potential financings or collaborations.
There can be no assurance that any transaction, including one with FMRC Family Trust and Victoria Square Ventures Inc., will be concluded or that BELLUS Health will not require additional financing.
BELLUS Health is also initiating several measures with the objective of reducing its burn rate and other cash obligations.
Highlights of the Consolidated Financial Results for the fourth quarter of 2008
BELLUS Health Inc., formerly known as Neurochem Inc., (BELLUS Health or the Company) is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
The shareholders of Neurochem Inc. approved the change of its name to “BELLUS Health Inc.” at the annual and special shareholders’ meeting on April 15, 2008. The new stock ticker symbol of the Company is BLU (TSX). On January 9, 2009, the Company’s common stock was delisted from the NASDAQ Capital Market. See the Liquidity and capital resources section for details.

The Management’s Discussion and Analysis (MD&A) provides a review of the Company’s operations, performance and financial position for the three-month period and year ended December 31, 2008, compared with the three-month period and year ended December 31, 2007. The Company’s audited consolidated financial statements and related MD&A for the year ended December 31, 2008, which statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), will be filed in the near future, in accordance with regulatory requirements. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A. All currency figures reported in this document, including comparative figures, are reported in US dollars, unless otherwise specified. This MD&A was prepared by Management with information available as at February 25, 2009.
Results of operations
Net sales amounted to $157,000 for the current quarter ($310,000 for the year) and represent the initial sales of VIVIMINDTM (also known as tramiprosate and homotaurine), the Company’s first natural health brand launched in Canada and globally on the Internet on September 2, 2008. VIVIMINDTM, to protect memory function, is based on homotaurine, a naturally occurring ingredient found in certain seaweed. Targeted at healthy baby boomers, this patented natural health brand is expected to address a largely underserved self-care market by providing a scientific, evidence-based health solution. VIVIMINDTM is the direct result of over 15 years of significant scientific research, including clinical testing in over 2,000 individuals. Post-hoc analysis of the North American Phase III clinical trial of homotaurine (VIVIMINDTM) involving 1,052 Alzheimer’s disease (AD) patients showed a positive impact on cognitive function and that, anatomically, it helped to reduce the volume loss of the hippocampus, an important area of the brain responsible for memory. VIVIMINDTM is commercialized by OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health. BELLUS Health’s strategy includes revenue generation in the short- to medium-term through the sale of natural health products and in the medium- to long-term through development of a pipeline of pharmaceutical products.
Revenue from collaboration agreement amounted to nil for the current quarter ($205,000 for the year), compared to $206,000 for the same period the previous year ($1,119,000 for the year). This revenue was earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. During the first quarter of 2008, the Company announced its decision to continue the drug development program for eprodisate (KIACTA™) and that it will initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the US Food and Drug Administration (FDA) and the European Medicines Agency (EMEA). The Company expects to file the Investigational New Drug application (IND) in the first half of 2009, with approximately 190 patients to be followed for a period of 24 months. On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTA™) from Centocor. During the second quarter of 2008, the refundable portion ($6,000,000) of the upfront payment received from Centocor in 2005 was refunded to Centocor.

Research and development expenses, before research tax credits and grants, amounted to $3,916,000 for the current quarter ($25,027,000 for the year), compared to $12,199,000 for the same period the previous year ($55,732,000 for the year). The decrease in the current periods compared to the same periods the previous year is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of AD, following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program.
The Company is also developing NC-503 (eprodisate) for the treatment of Type II diabetes and certain features of metabolic syndrome. During the second quarter of 2008, a Phase II clinical trial in diabetic patients was initiated in Canada and patient recruitment and randomization commenced. The study is a randomized 26-week, double-blind, placebo-controlled study. Interim results are anticipated in early 2009. Results from a validated rat model of diabetes and metabolic syndrome have demonstrated that NC-503 decreases glycemic levels in obese diabetic Zucker rats, when compared to the control group, while preserving 40% more pancreatic islet cells (insulin secreting cells) as compared to the control group, and have shown some protective effect on renal function.
Research tax credits and grants amounted to $302,000 for the current quarter ($1,430,000 for the year), compared to $727,000 for the corresponding period the previous year ($2,161,000 for the year). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec during the current periods that are eligible for refundable tax credits.
General and administrative expenses totaled $3,206,000 for the current quarter ($11,719,000 for the year), compared to $1,397,000 for the same quarter the previous year ($10,581,000 for the year). The increase during the quarter is mainly attributable to management bonuses and performance-based fees potentially due to Picchio International Inc., in the amount of $1,090,000, which were accrued during 2007 and reversed during the fourth quarter of 2007, following a decision by the Compensation Committee not to pay these amounts. The increase is also due to expenses incurred in relation to the Company’s natural health product activities.
Marketing and selling expenses amounted to $3,202,000 for the current quarter ($6,661,000 for the year) and represent expenses incurred in relation to the commercialization of the Company’s natural health brand, VIVIMINDTM, which was launched during the third quarter of 2008.
Stock-based compensation amounted to $11,000 for the current quarter ($2,309,000 for the year), compared to $1,421,000 for the corresponding quarter the previous year ($4,275,000 for the year). This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease is mainly due to adjustments in relation to forfeitures of stock options during 2008, which occurred as a result of reductions in workforce.

Depreciation, amortization and patent cost write-off amounted to $852,000 for the current quarter ($1,884,000 for the year), compared to $611,000 for the same quarter the previous year ($1,698,000 for the previous year). The increase in 2008 is mainly attributable to patent cost of $505,000 written off during the current quarter, for which no future benefit was expected to be realized. In 2007, $239,000 of patent costs was written off.
Interest income amounted to $51,000 for the current quarter ($907,000 for the year), compared to $756,000 for the same quarter the previous year ($3,341,000 for the year). The decrease is mainly attributable to lower average cash balances and lower interest rates during the current periods, compared to the same periods in the previous year.
Accretion expense amounted to $1,262,000 for the current quarter ($4,937,000 for the year), compared to $1,183,000 for the same quarter the previous year ($15,751,000 for the year). Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (2006 Notes), as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected life of 60 months, 54 months and 1 month, respectively. The decrease in the current year, compared to the same period the previous year is mainly due to accretion expenses of $10,430,000 recorded during the second quarter of 2007 on the Junior Notes, which were fully converted during that quarter. As of December 31, 2008, $42,085,000 of the 2006 Notes remains outstanding as well as $4,500,000 of the Senior Notes. Refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a loss of $59,000 for the current quarter (gain of $86,000 for the year) compared to a gain of $28,000 for the same quarter the previous year (loss of $870,000 for the year) and represents the variation in the fair value of the embedded derivatives, including the embedded derivative related to the $80,000,000 aggregate principal amount of Senior and Junior Notes issued in May 2007.
The fair value of third party Asset-Backed Commercial Paper increased by $684,000 for the quarter ended December 31, 2008 (increase of $309,000 for the year), compared to a decrease of $1,184,000 for the same quarter the previous year (decrease of $1,184,000 for the year). This represents adjustments recorded on the valuation of asset-backed commercial paper held by the Company. The increase recorded during the fourth quarter of 2008 is due to increased valuation of certain assets recognized as part of the Innodia transaction. See the Liquidity and Capital Resources section for more details.
Foreign exchange loss amounted to $357,000 for the current quarter (gain of $287,000 for the year), compared to a loss of $54,000 for the same quarter the previous year (gain of $1,130,000 for the year). Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars.

Foreign exchange gains for the current year include $924,000 of gains recognized on the reclassification of the refundable amount ($6,000,000) due to Centocor, during the first quarter of 2008, from deferred revenue (non-monetary liability) to accrued liability (monetary liability), following the recovery by the Company of ownership rights and control of eprodisate (KIACTA™), as discussed earlier.
Other income amounted to $241,000 for the current quarter ($1,051,000 for the year), compared to $287,000 for the same quarter the previous year ($1,274,000 for the year). Other income consists of non-operating revenue, primarily sub-lease revenue.
Financial position and going concern
During the past year, the capital markets have been characterized by significant volatility and by a marked reduction in the ability of companies, and in particular, biotechnology companies, to access these markets for financing. At the same time, a slowdown in the general economy began to manifest itself.
As previously reported, as a result of the decrease in the market price of its shares, the Company’s common stock was delisted from the NASDAQ Capital Market. Since maintaining a listing on a recognized American stock exchange was a condition of financing under the equity line of credit facility, the Company is no longer able to avail itself of funds under this agreement. Accordingly, the Company will need to raise additional funds to pursue its operations beyond the first quarter of 2009.
To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale-leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability and viability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects.
The Company has incurred significant operating losses and negative cash outflows from operations since inception and has an accumulated deficit at December 31, 2008 of $366,477,000. As at December 31, 2008, the Company’s committed cash obligations and expected level of expenses beyond the first quarter of 2009 exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. In addition, the Company has interest payments due on the 2006 and 2007 convertible notes and payable in May and November 2009 in the aggregate annual amount of $2,795,000. Should the Company fail to make its interest payments on either the 2006 or 2007 convertible notes, it will be in default of the relevant agreements and the notes will become redeemable at the option of the holders. If the holders exercise the right to redeem the notes, the Company will have insufficient funds to meet its obligation. These factors raise significant doubt about the Company’s ability to continue as a going concern. Management is actively pursuing additional financing. No definitive agreements with potential investors have been reached yet and there can be no assurance that such agreements will be reached. See the Liquidity and economic environment for the letters received from FMRC Family Trust and Victoria Square Ventures Inc.

The ability of the Company to continue as a going concern beyond the first quarter of 2009 is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of factors outside of the Company’s control. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009 and thereby realize its assets and discharge its liabilities in the normal course of business.
The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its effort to obtain additional financing. Such adjustments may include but would not be limited to: all debt would be presented as current, accretion on the convertible notes would be accelerated, and the asset-backed commercial paper would be reduced to its liquidation value.
Liquidity and capital resources
As at December 31, 2008, the Company had available cash, cash equivalents and marketable securities of $10,595,000, compared to $58,672,000 at December 31, 2007. The decrease is primarily due to funds used in operating activities.
On January 8, 2009, the Company’s common stock was delisted from NASDAQ Capital Market following the Company’s formal notice of its intention to voluntarily delist its common stock provided to the NASDAQ Stock Market, notice to the public by press release and the formal notice provided to the SEC, in December 2008. The decision was taken in light of the continuing, extreme short-term volatility in the financial markets and, accordingly, in the Company’s market value. Originally, the Company received a NASDAQ Staff Deficiency Letter dated October 10, 2008, stating that, for 10 consecutive trading days, the market value of the Company’s listed securities has been below the minimum $50,000,000 requirement for continued inclusion on the NASDAQ Global Market. The Company filed an application to transfer the listing of its common stock from the NASDAQ Global Market to the NASDAQ Capital Market and the transfer was effective as of November 14, 2008. The Company then received a Deficiency Letter dated December 1, 2008, from the NASDAQ Staff stating that, for 10 consecutive trading days, the market value of the Company’s listed securities had been below the minimum $35,000,000 requirement for continued inclusion on the NASDAQ Capital Market. The Company then formally initiated the steps to voluntarily delist by notifying the NASDAQ Stock Market and issuing a press release regarding its intention to voluntarily delist its common stock from the NASDAQ Capital Market. The Company received the consent of the holders of over a majority in value of the Company’s $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 and amended the trust indenture governing these notes, so as to permit delisting from NASDAQ. See below in the current Liquidity and Capital Resources section for discussion of the impact of the delisting on the equity line of credit facility with Cityplatz Limited. The Company’s listing on the Toronto Stock Exchange was not affected by the delisting from NASDAQ. The

Company currently expects to continue to be subject to the filing and other obligations of the US securities laws applicable to non-US reporting companies during 2009.
On July 17, 2008, the Company acquired 100% of the remaining outstanding capital stock that it did not already own of Innodia Inc. (Innodia), a private company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the operations of Innodia including the intellectual property assets related to its diabetes and obesity projects. As a result of the transaction, the Company regained exclusive rights to its diabetes platform and all related compounds. The purchase price, in the amount of $1,278,000, was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or, at the option of the Company, cash is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value at that time of the Innodia Asset-Backed Commercial Paper acquired under the July 17, 2008 transaction.
On May 2, 2007, the Company issued $80,000,000 aggregate principal amount of convertible notes, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares.
On November 9, 2006, the Company issued $42,085,000 aggregate principal amount of 6% convertible senior notes (the 2006 Notes) due in 2026. The 2006 Notes are convertible into common shares based on an initial conversion rate of 50.7181 shares per $1,000 principal amount of 2006 Notes ($19.72 per share). The 2006 Notes are convertible, at the option of the holder under certain conditions. On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is $1,000 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009. On or after November 15, 2011, the Company may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, 2016 and 2021, the holders of the 2006 Notes may require the Company to purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest. The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof. As at December 31, 2008, the totality of the 2006 Notes remained outstanding.
The terms of the 2006 Notes required the continued listing of the Company’s shares on a recognized national securities exchange in the US. The trust indenture governing the 2006 Notes was amended in December 2008 so as to permit delisting from NASDAQ; the Company received the consent of the holders of over a majority in value of the Company’s 2006 Notes. In January 2009, the Company delisted its shares from NASDAQ. The Company will be seeking shareholders’ approval at its next meeting of shareholders in 2009 to obtain approval for the issuance of shares regarding the conversion rate adjustment of October 15, 2009, in respect of the 2006 Notes discussed above. For additional information on the 2006 Notes, refer to the Annual report and Annual Information Form for the year ended December 31, 2008, that will be publicly filed in the near future, as well as other publicly filed documents.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provided the Company up to $60,000,000 of funds in return for the issuance of common shares. As at December 31, 2008, the Company had not drawn any funds under the ELOC. Listing of the Company’s securities on NASDAQ was a condition to drawdown under the terms of the ELOC concluded with Cityplatz. At the time of the Company’s communication of its intention to delist, the estimated maximum annual amount potentially available was $1 million. As a result of the delisting of its common stock from NASDAQ in January 2009, the Company is no longer able to avail itself of funds under the ELOC.
As at December 31, 2008, the Company held $12,250,000 in principal value of third party ABCP, including $5,719,000 of third party ABCP acquired as part of the Innodia acquisition. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders. Subsequent to year-end, on January 21, 2009, the Committee announced that the restructuring plan had been implemented. Pursuant to the terms of the restructuring plan, the Company received new floating rate interest-bearing notes (New notes) in exchange for its ABCP; $1,884,000 of MAV2 Class A-1 Notes, $2,265,000 of MAV2 Class A-2 Notes, $411,000 of MAV2 Class B Notes, $141,000 of MAV2 Class C Notes, $695,000 of MAV2 IA Tracking Notes, $5,000,000 of MAV3 IA Tracking Notes and $1,781,000 million of MAV3 TA Tracking Notes. The MAV 2 Class A-1 and A-2 notes carry an “A” rating from DBRS and the other MAV2 tracking notes, as well as the MAV3 notes held by the Company, are not rated. The legal maturity of the notes is July 15, 2056, but the actual expected repayment of the notes, if held to maturity, is January 22, 2017. The Company also received partial payments for accrued interest, totaling $390,000, for its investment in ABCP since the market disruption. The Corporation has not recorded any interest income since the initial maturity of the ABCP it held but the expected proceeds from the interest are considered in the determination of the fair value of the ABCP at December 31, 2008. As of February 25, 2009, there are currently no market quotations available for the New notes.
During the second quarter of 2008, the Company entered into a temporary credit facility with the chartered bank that sold the Company the ABCP. This credit facility was put in place to finance the repayment to Centocor (as discussed previously), since this obligation was secured by ABCP. Following the implementation of the ABCP restructuring plan in January 2009, the Company received an offer by the chartered bank to refinance its temporary credit facility by revolving credit facilities, with a minimum 2-year term. In addition, the Company also received an offer to refinance the temporary credit facility obtained as part of the Innodia transaction. In total, the offers for the revolving credit facilities amount to $12,004,000, bear interest at prime rate minus 1% and require security in the Company’s investments in the New notes, among others requirements. The offers for the revolving credit facilities also include a put option feature in the next two to three years, which may limit the Company’s losses to between 25% and 55% of the New notes, subject to certain conditions.
As at December 31, 2008, the Company estimated the fair value of these ABCP at approximately $8,865,000, of which $473,000 is presented as part of Restricted Cash, as it is pledged to a bank as collateral for a letter of credit issued in connection with a lease agreement. In connection with its fair value estimations, the Company recorded a decrease in fair value of $1,184,000 for the year ended December 31, 2007, and an increase in fair value of $309,000 during 2008, to recognize fair value adjustments related to these investments. The increase in fair value recorded in 2008 is due to increased valuation of certain assets recognized as part of the Innodia transaction. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets are going to generate cash flows, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. The Company estimated that the long-term financial instruments arising from the conversion of its ABCP would generate interest returns ranging from 1.04% to 1.54% (weighted average rate of 1.29%), depending on the type of series. These future cash flows were discounted, according to the type of series, over 5 to 28-year periods (weighted average period of 14.9 years) and using discount rates ranging from 6.9% to 47.3% (weighted average rate of 32.1%). The Company took into account its estimated share of the restructuring costs associated with the restructuring plan. The Company also took into account the put option feature described above in determining the change in fair value of ABCP recognized in earnings for the year ended December 31, 2008. Estimates of the fair value of the ABCP and related put option are not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows, and the market for these types of instruments. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary significantly from the Company’s current estimate. Changes in the near term could require significant changes in the recognized amount of these assets. As the Company records the New notes at current fair value each period, such adjustments will directly impact earnings.

As at December 31, 2008, the Company’s workforce comprised 104 employees compared to 172 employees as at December 31, 2007. During the third quarter of 2008, the Company reduced further its research activities and associated workforce to focus on its key projects.
As at January 31, 2009, the Company had 50,043,892 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 4,649,008 options granted under the stock option plan, 2,884,471 shares potentially issuable under the convertible notes (subject to adjustments, refer to note 11 to the consolidated financial statements) and 2,250,645 warrants outstanding (subject to adjustments in certain circumstances).
Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. Any exchange differences resulting from the translation were included in accumulated other comprehensive income presented in shareholders’ equity. Financial statements presented after June 30, 2007, are measured and presented in US dollars.
Forward-looking statements
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes among others, the ability to obtain financing immediately in current markets, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission, for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or natural health products industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, changes to the competitive environment, and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

BELLUS Health Inc.
Consolidated Financial Information 1
(in thousands of US dollars, except per share data)

	Three-month period ended		Year ended
	December 31		December 31
Consolidated Statements of Operations	2008	2007	2008	2007

Revenues:
Gross sales	$217	$—	$423	$—
Discounts, returns and cooperative promotional incentives	(60)	—	(113)	—

Net sales	157	—	310	—
Collaboration agreement	—	206	205	1,119
Reimbursable costs	—	64	69	396

	157	270	584	1,515

Expenses:
Research and development	3,916	12,199	25,027	55,732
Research tax credits and grants	(302)	(727)	(1,430)	(2,161)

	3,614	11,472	23,597	53,571
General and administrative	3,206	1,397	11,719	10,581
Marketing and selling	3,202	—	6,661	—
Reimbursable costs	—	64	69	396
Stock-based compensation	11	1,421	2,309	4,275
Depreciation, amortization and patent cost write-off	852	611	1,884	1,698

	10,885	14,965	46,239	70,521

Loss before undernoted items	(10,728)	(14,695)	(45,655)	(69,006)

Interest income	51	756	907	3,341
Interest and bank charges	(90)	(52)	(271)	(202)
Accretion expense	(1,262)	(1,183)	(4,937)	(15,751)
Change in fair value of embedded derivatives	(59)	28	86	(870)
Change in fair value of third party asset- backed commercial paper	684	(1,184)	309	(1,184)
Foreign exchange gain (loss)	(357)	(54)	287	1,130
Other income	241	287	1,051	1,274
Share of loss in a company subject to significant influence	—	—	—	(327)
Non-controlling interest	—	—	—	109

Net loss	($11,520)	($16,097)	($48,223)	($81,486)

Net loss per share:
Basic and diluted	($0.23)	($0.33)	($0.97)	($1.85)

Weighted average number of common shares outstanding	50,183,892	48,896,595	49,531,640	44,030,474

	At	At
	December 31	December 31
Consolidated Balance Sheets	2008	2007

Cash, cash equivalents and marketable securities	$10,595	$58,672
Other current assets	3,667	3,933

Total current assets	14,262	62,605
Capital assets and patents	9,152	9,996
Other long-term assets	9,030	5,830

Total assets	$32,444	$78,431

Current liabilities	$18,993	$21,240
Long-term deferred gain and liabilities	53,475	52,602
Non-controlling interest	—	680
Shareholders’ (deficiency) equity	(40,024)	3,909

Total liabilities and shareholders’ (deficiency) equity	$32,444	$78,431

[1]	Condensed from the Company’s consolidated financial statements.

About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the ability to obtain financing immediately in the current markets, the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, the availability and terms of any financing, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.